Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Georgia Gulf Corporation
Commission File No. 001-09753

The following is a transcript of an investor conference call and web cast hosted by Georgia Gulf Corporation on August 2, 2012:

Thank you [operator], and good morning, everybody.  Welcome to today’s conference call to discuss Georgia Gulf’s 2nd quarter financial results. Joining me on the call today is Paul Carrico, President and CEO and Greg Thompson, Chief Financial Officer.

There are presentation materials available for your reference on our website, and our press release issued this morning with our 2nd quarter financial results contains a forward-looking statement and certain other legends which are incorporated into and considered a part of this conference call.

[TEXT OF LEGENDS REFERRED TO ABOVE IS AS FOLLOWS:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future.  Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934.  Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions, or events, including with respect to the proposed separation of PPG Commodity Chemicals business from PPG and merger of PPG Commodity Chemicals business and Georgia Gulf (the “Transaction”), generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transaction, integration plans and expected synergies therefrom, the expected timing of completion of the Transaction, and Georgia Gulf’s anticipated future financial and operating performance and results, including its respective estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf. There are a number of risks and uncertainties that could cause Georgia Gulf’s actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to (i)  Georgia Gulf’s ability to obtain requisite shareholder approval to complete the Transaction, (ii)  PPG being unable to obtain necessary tax authority and other regulatory approvals required to complete the Transaction, or such required approvals delaying the Transaction or resulting in the imposition of conditions that could have a material adverse effect on the combined company or causing the companies to abandon the Transaction, (iii) other conditions to the closing of the Transaction not being satisfied, (iv) a material adverse change, event or occurrence affecting Georgia Gulf or PPG Commodity Chemicals business prior to the closing of the Transaction delaying the Transaction or causing the companies to abandon the Transaction, (v) problems arising in successfully integrating the businesses of PPG Commodity Chemicals business and Georgia Gulf, which may result in the combined company not operating as effectively and efficiently as expected, (vi) the possibility that the Transaction may involve other unexpected costs, liabilities or delays, (vii)  the businesses of each respective company being negatively impacted as a result of uncertainty surrounding the Transaction, (viii) disruptions from the Transaction harming relationships with customers, employees or suppliers, and (ix) uncertainties regarding future prices, industry capacity levels and demand for Georgia Gulf’s products, raw materials and energy costs and availability, feedstock availability and prices, changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate Georgia Gulf’s businesses or manufacture its products before or after the Transaction, Georgia Gulf’s ability to generate sufficient cash flows from its business before and after the Transaction, future economic conditions in the specific industries to which its products are sold, and global economic conditions.

In light of these risks, uncertainties, assumptions, and factors, the forward-looking events discussed in this communication may not occur. Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the “SEC”). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Georgia Gulf does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information and Where to Find it

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, and no offer or sale of such securities will be made in any jurisdiction where it would be unlawful to do so.  In connection with the Transaction, Georgia Gulf will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.GGC.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf at 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.]

I will remind you that the discussion during the call will contain forward-looking statements reflecting Georgia Gulf’s current view about future events.

These statements involve risks and uncertainties which may cause actual results to differ.  Georgia Gulf does not undertake any obligation to provide updates to these forward-looking statements.

This presentation also contains certain non-GAAP financial measures.  Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are provided in the appendix of the presentation materials.

For additional information, please refer to Georgia Gulf’s filings with the SEC.

Now I will turn the call over to Paul Carrico.  Paul?

Paul Carrico

Thanks Martin and good morning ladies and gentlemen.  We appreciate you joining us this morning.

I’ll go through the details of the quarter in a few minutes, but before that I’d like to comment on our recently announced merger with PPG’s commodity chemicals business. We were very pleased to announce this transaction.  This is an exciting and unique opportunity to create an industry leader while at the same time providing outstanding options for growth and enhanced shareholder value.

The combination achieves one of our key strategic objectives of increasing chlorovinyls integration. At the same time, this will take the company to another level as we will have more diversity in our product portfolio.  All of this is accomplished without negatively impacting our leverage ratios. The combination is projected to be accretive to both earnings and free cash flow from day 1.

As I have stated before, I am convinced that the development of shale gas has dramatically altered the global petrochemicals landscape for many years to come. Based on the favorable oil to natural gas ratio as well as the abundance of natural gas liquids supply, North American ethylene and chlor-alkali producers have moved to the low end of the global cost curve.  Our proposed merger will create the third largest chlor-alkali producer in North America, and the merged company will have about 70 percent integration to natural gas fired co-generation. We feel this positions the combined company as one of the most cost competitive chlor-alkali producers in the world.

So with those comments on our bright future, I’ll turn to our reported results.  For the first half of the year we reported $129.8 million of adjusted EBITDA, compared to $115.6 million in the first half of 2011. For the second quarter of 2012, adjusted EBITDA was reduced by about $35 million due to our planned outage at our chlor-alkali facility in Plaquemine,  and an extended ramp up to full rates. We have no planned chlor-alkali outages the rest of the year and expect to run at near full rates.

Once the merger is complete, we expect future chlor-alkali outages to have less of an impact due to the operational flexibility gained from having multiple chlor-alkali facilities.

During the second quarter, we experienced softer sales and less adjusted EBITDA in building products compared to the same quarter last year. If you reflect back on the first two quarters of the year, there is no doubt that a large part of the sales improvement we saw in the first quarter was pull forward demand due to the unseasonably warm weather. The Building Products division has grown sales 4 percent on a constant currency basis for the year to date period.

In the PVC end markets, the unexpected decline in ethylene prices in May and June sparked an inventory correction. As is typically the case, PVC customers reduce orders to minimize the potential for inventory holding losses in this type of market. Since that dramatic decline in pricing, ethylene now appears to have stabilized at a new lower level.  We believe PVC prices will also stabilize and orders will pick up as inventory levels need to be replenished.  PVC prices in the export market have already started to move back up, which is a good sign that the inventory correction may be behind us.

In aromatics, dropping propylene prices caused a sizeable inventory holding loss that partially gave back the large inventory holding gain we recorded in the first quarter.  If you adjust for both of the inventory holding impacts, we have generated about $28 million of adjusted EBITDA for the first half of 2012, well above the same period in 2011.

So at this time, I will turn the call over to Greg to review our financial results in greater detail.

Greg Thompson

Thank you Paul.  Good morning ladies and gentlemen.

Before we get into the details of our quarterly performance, I wanted to remind you of the change in presentation of long term debt on our balance sheet. Beginning with the 2012 adjusted EBITDA guidance we provided in February, we changed our methodology to present adjusted EBITDA numbers that reflect the approximately $7 million of annual interest on the lease financing obligation as rent expense.  The net result is a $7 million annual reduction in 2012 adjusted EBITDA compared to how we would have presented it using our old methodology.

Now let’s look at our operating performance during the second quarter.

We reported operating income of $28.4 million for the second quarter of 2012, compared to operating income of $35.5 million during the same quarter the previous year.  As you will recall, the second quarter of 2011 was impacted by an unplanned chlor-alkali outage and high water on the Mississippi River. The impact of the planned chlor-alkali outage in the second quarter of 2012 was slightly larger. Additionally, operating income for the second quarter of 2012 was impacted by a $7.4 million increase in unallocated corporate expenses, mostly professional fees from both the previously announced and withdrawn unsolicited offer as well as the proposed merger with PPG’s commodity chemicals business.

SG&A expense for the second quarter of 2012 was $51.7 million compared to $48.2 million for the second quarter of last year.  The increase was mainly due to $1.4 million of higher stock compensation expense, and $1.4 million of benefit due to improved bad debt experience in the second quarter of 2011 that did not repeat in 2012.

Our net interest expense for the second quarter was $14.5 million, compared to $16.9 million for the second quarter of 2011.

For the second quarter of 2012 we reported a tax benefit of $17 thousand for an effective tax rate of nearly zero, primarily due to the favorable resolution of uncertain tax positions that relate to Royal Group prior to its acquisition in 2006.  Additionally, about half of our earnings before taxes in the second quarter were generated in

Canada, where our effective tax rate is zero.  For 2012, for the full year 2012, we expect to make cash tax payments of approximately $40-50 million and have an effective tax rate in the range of 25-35 percent.

Turning to our segments, in the second quarter we generated $45.8 million of adjusted EBITDA in Chlorovinyls, compared to $51.3 million in the second quarter of 2011. As I mentioned earlier, both periods include a large impact from chlora-kali operating rates.  The decline was driven by higher maintenance expense and lost production in the second quarter of 2012 compared to maintenance expense and lost production in the second half of 2011, excuse me, the second quarter of 2011.  This was partially offset by lower chlorine and natural gas costs and higher PVC volumes.

Our Building Products segment generated $24.5 million of adjusted EBITDA in the second quarter of 2012 compared to $28.1 million for the same quarter last year. This decrease was the result of lower sales volumes and higher SG&A costs, partially offset by lower distribution costs.

Our Aromatics segment reported adjusted EBITDA of negative $2.0 million in the second quarter of 2012 compared to negative $7.1 million in the second quarter last year. This change was driven by higher sales volume and the improved supply-demand balance, partially offset by inventory holding losses.  The inventory holding loss in the second quarter of 2012 was $13.7 million, compared to a gain of $0.9 million and a lower of cost or market adjustment of $6.5 million in the same period last year.

The total FIFO impact for the second quarter of 2012 was a negative $30.0 million, with about 30 percent in Aromatics, 45 percent in Chlorovinyls, and the rest in Building Products.  In the second quarter of 2011, the FIFO impact was a benefit of $13.9 million, with 45 percent from Aromatics, 30 percent from Chlorovinyls and Building Products contributing the remainder.

Now let’s discuss working capital.  We define controllable working capital as accounts receivable plus inventory less accounts payable.  As you know, we historically invest working capital in the first half of the year and recover most of that working capital in the second half due to the seasonality of our business.  Compared sequentially, controllable working capital decreased by about $28.6 million from March 31, 2012 to June 30, 2012.  This sequential decrease was driven by a decline in inventories and accounts receivable caused primarily by the turnaround and inventory destocking Paul described earlier.

Compared to the second quarter of last year, controllable working capital fell $97.2 million driven by a continuing focus on working capital management and lower raw material and energy costs.  Compared to second quarter last year, our net days of investment in working capital were reduced by about 7 days.

On the cash flow statement, you will note that we generated about $70.5 million of cash in operating activities as compared with $4.2 million for the second quarter of 2011. As a result of this strong performance in our cash flows for the first half of the year, for the full year, we now expect to be at the upper end of our guidance of $50-100 million of free cash flow.

Capital expenditures were $27.1 million for the second quarter of 2012 compared to $12.8 million in the second quarter of 2011.  We now expect full year 2012 capex to be at the low end of our $80 to $90 million range.

Now I will turn the call back over to Paul for some comments on our outlook for the remainder of the year.

Paul Carrico

Thanks Greg.

Before we begin the question and answer portion of the call, I’ll comment on our current view of 2012.

•                  In the second quarter, sharply falling ethylene prices triggered an inventory destocking cycle. This caused volumes to decline and PVC prices to seek a lower level. We believe PVC prices have now bottomed out and, in fact, are likely to see price recovery in both export and domestic markets.  This is already the case in the export market segment.

•                  Natural gas has moved out of the $2 range into the $3 range, but still remains significantly advantaged to oil.  This will continue to put North American producers in a good position to supply vinyl to world markets.

•                  We believe housing starts and remodel activity will remain on track for a modest improvement over full year 2011 levels.

So, given these expectations and our year to date performance, we are maintaining our 2012 Adjusted EBITDA guidance of $255-285 million.  As Greg described earlier, this guidance includes the $7 million downward adjustment associated with the annual lease financing obligation.

I will now turn the call over to the operator so we can take your questions.  * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Q&A

Operator:

Your first question comes from the line of Brian Maguire - Goldman Sachs.

<A>: Hey, Brian, good morning.

<Q - Brian Maguire>: Hey, good morning. I was wondering if there was a meaningful change in the mix of PVC sales between domestic channels and exports in the quarter, and whether that might have had a positive impact on your margins.

<A>: Versus which time period?

<Q - Brian Maguire>: Versus the same quarter a year ago.

<A>: Okay. I’d say just generally speaking, both were up from last year. Well, let me qualify that. Looks like volumes were about flat on the domestic side and up a bit on the export side.

<Q - Brian Maguire>: Okay, great. And then I know a year ago you had maybe an easy compare when you had the issues with the Mississippi River flooding,

but it was still impressive to see the volumes of PVC up year-over-year despite the turnaround at Plaquemine, so were you able to source chlorine from a third-party or had you built enough inventory before the turnaround that you were able to kind of achieve that?

<A - Paul Carrico>: Yeah, we went through a planning process where we knew for a long time ahead of time that that was going to — the outage was planned and so we did a combination of both. We got some chlorine on the outside, but we also had some inventory in the light of that outage being so long.

<Q - Brian Maguire>: Okay, great Just one last one if I could. Could you update us on your natural gas hedging position through the rest of 2012?

<A - Paul D. Carrico>: At this point, we’re very limited — almost zero for that matter, but we may change that as we get into the hurricane season. Although there’s much less of an impact these days on the Gulf of Mexico natural gas outages, so we’ll be evaluating that as we go forward.

<Q - Brian Maguire>: Great. Thanks very much.

Operator:

Your next question comes from the line of Frank Mitsch - Wells Fargo.

<Q - Frank Mitsch>: Close enough. Good morning gentlemen.

<A - Paul D. Carrico>: Good morning Frank.

<Q - Frank Mitsch>: So, now that there’s been so much period of time since you announced the deal with PPG, have you heard anything with respect to the regulatory agencies? Have you gotten any feedback from the customer base? Can you give us any update on that side of the equation and therefore your confidence in terms of this transaction closing by year end or so?

<A - Gregory Thompson>: Well, you know, all that will be coming out when we file the proxy, Frank, related to all the details of the transaction. I think as we’ve said before we’ve — the structure is one that has been done before, and so we’re still on the same time table that we previously communicated that should close by the end of 2012 or early 2013.

<Q - Frank Mitsch>: All right. So, no comments at this point in terms of any friction from the customer base?

<A - Gregory Thompson>: Yeah, that’s right. We can’t really go into that.

<Q - Frank Mitsch>: All right, terrific. And I know you expected a slight improvement on the housing front. Can you throw a number out in terms of what you’re basing that on and then furthermore, what — if anything did you see in terms of a pull-forward from Q2 into Q1? How did that actually play out for your Building Products unit?

<A - Paul D. Carrico>: On the pull-forward, a large percentage of the Q1 improvement was associated with the warm weather and so it transferred over into Q2. And so when you look at the total of the year which is kind of the way we’ve started reflecting back on it now, we’re up a bit and it does seem like housing’s bottomed and moving up in terms of the - I’ll say the attitude and the customer base out there, but still remains to be seen if that strength folds into the rest of the year and into next. We at this point feel pretty good about it though.

<Q - Frank Mitsch>: All right. So mid 600,000 700,000 units something like that this year?

<A - Paul D. Carrico>: Yeah, something like that.

<Q - Frank Mitsch>: I should have stopped with one number. And then lastly, can you talk about your operating rate — your expected operating rate in your chlor-alkali unit here in the third quarter and actually in your Chlorovinyls units, in general, do you plan on running flat out, how do you envision your operations going?

<A - Paul D. Carrico>: Chlor-alkali, I don’t have a number for you, but I think at this point we expect to be somewhere above the industry rate as it’s forecasted at this point, but that doesn’t really necessarily impact whatever that is, our vinyl chain. We still expect to run pretty good on the vinyl chain. We see that strength still continuing in export. And so to the extent the domestic demand doesn’t pick up to higher levels I believe there will be volumes available internationally to make up that difference.

<Q - Frank Mitsch>: All right. And the $60 per ton increase on caustic, how is that trending?

<A - Paul D. Carrico>: Looking positive at this point. We see some of it’s already been more or less booked and we expect some more of it to be booked, so we think that’s headed in a good direction at this point in time.

<Q - Frank Mitsch>: Thank you.

Operator:

Your next question comes from the line of Jeff Zekauskas.

<A - Paul D. Carrico>: Hi, Jeff. Good morning.

<Q - Jeff Zekauskas>: Hi. Good morning. When I look over your Building Products revenues for the first half, you know, they’re up a little bit versus the first half last year. Given the strength in housing starts, are you surprised that they’re not up more?

<A - Paul D. Carrico>: Well, since we’re based a fair amount in Canada as well as U.S., plus geographically we’re a little different than where some of the housing starts are occurring. No, I can’t say that at this kind of a low level of recovery that we are surprised one way or another, I think, its in the infancy, if you will, of this move-up and we’re coming off the bottom. So we still feel strongly that we have strength with our customer base and that it will come as the housing gets a little bit more firm in its uptick.

<Q - Jeff Zekauskas>: Were your volume growth rates for the first half very different in the US versus Canada?

<A - Paul D. Carrico>: I don’t have that number handy. They were - housing and volumes in Canada have been up a bit and so I would say if you looked at across the whole six months, we’re probably trending in the same general direction in both areas.

<Q - Jeff Zekauskas>: Okay. And just a couple more quick questions, when I look at your Chlorovinyls returns, it looks to me like you made some money selling caustic soda, but you didn’t really make much money selling PVC. Is that right or did you lose money selling PVC?

<A - Paul D. Carrico>: I think margins on PVC are a contributor, certainly not to where we hope they get to as the demand levels progress later this year and into the next couple of years. If you look at the forecast there is a lot of room for some improved operating rates in the industry and that will tend to firm the margins, but no, I would say that everything is contributing at this point.

<Q - Jeff Zekauskas>: Do you have any major turnarounds next year in 2013, or did PPG plan to have any major turnarounds?

<A - Paul D. Carrico>: I can’t really comment on PPG. As far as we’re concerned, we don’t have something to the order of magnitude that we’ve got in the chlor-alkali. We might take a short outage, but not anything like we took this year and then there’s almost always some amount of outages associated with the VCM plants or something like that. But again nothing along the magnitude of what we’ve seen this year.

<Q - Jeff Zekauskas>: Okay. Thank you very much.

Operator:

And your next question comes from the line of Bill Hoffman.

<Q - Bill Hoffman>: Hey. Thanks good morning.

<A>: Thanks. Good morning.

<A>: Hi, Bill.

<Q - Bill Hoffman>: Paul, I wondered if you would just talk a little bit about sort of the monthly flows, just on the building product side. We know there was some pull forward in the first quarter, but I’m just sort of curious as you went through the summer, whether the demands were still there, running relatively consistently. And then, maybe, just as you look in at the fall building season some thoughts on that. Whether you think it’s going to be better, weaker than last year.

<A - Paul D. Carrico>: Yeah. It’s really a little tough to call right now. You look at June and July, the volumes started turning over a bit, if you look at kind of the weekly graph of what the sales are. Which - that’s not necessarily atypical because a lot of people take reduced outages in the June or July period, so to be expected to a certain extent. But it’s nothing dramatic in terms of the turnover. I guess my expectation right now is that I would say that the same way we were talking about PVC customers in the building product side, there has been some management of their inventories. So when you look all the way through the chain that there’s probably a little bit more strength to be had getting into August and September, but that is tempered by the fact that a lot of people still have this concern about where the global world economy is going and what’s going to happen in this and that. So it’s kind of a month to month evaluation at this point.

<Q - Bill Hoffman>: So, do you think like in the third quarter you’re going to be able to hold margins in that business?

<A - Paul D. Carrico>: On Building Products?

<Q - Bill Hoffman>: Yeah.

<A - Paul D. Carrico>: I don’t know why there would be significant changes, the jury remains to be seen here. But there would be some PVC price increases which will cause it to be a bit different but its going to come one place or another so...

<Q - Bill Hoffman>: And then just, as you look at that, your network of the Building Products assets, you mentioned that you weren’t in some of the higher building regions going forward. Is it something that - I know you guys are busy with the PPG thing, but what about your network on the Building Products side?

<A - Paul D. Carrico>: Yeah. We’re mindful of where those areas are, but those are also the areas that drop the fastest at the time that there was a decline. So we continually evaluate those things. I think as we make investments in Building Products it will be measured, so we want to see firmness in whatever area we’re looking at. And right now, while we feel good that we’re off the bottom, we don’t see that curve picking up as fast as we’d like to say, okay, we’re going to do some more investing here or there. So at this point we’ll sit and watch a little bit.

<Q - Bill Hoffman>: Okay. Thanks. And then, just moving to the Chlorovinyls side, just wondering if you could just talk a little bit about your vinyls exports, whether that demand in the second quarter was holding relatively firm and maybe where you see that demand in the back half of the year in the export markets?

<A - Paul D. Carrico>: Well, the export market volume was, I’ll say, characterized mostly by the price changes in - particularly in the last month or two of the quarter. As those prices on ethylene dropped and then it sort of impacted PVC. There was kind of a stalemate between the buyers and the sellers. So everybody was looking at each other, waiting to see what the price level was going settle out to be. So that, I think, necessarily impacted volumes a bit. I believe we’re past that at this point and things are moving in a direction where people that were thinking that there were deals to be had on probably ethylene or PVC have gotten past that now and said okay, we’re back into the buying mode. And so my guess is that the volumes for the industry in general will be a little bit more robust now.

<Q - Bill Hoffman>: Great. Thanks very much.

<A>: Okay.

Operator:

Your next question comes from the line of Charles Neivert - Dahlman Rose.

<Q - Charles Neivert>: Good morning, guys. Couple of questions.

<A>: Hi, Charles.

<Q - Charles Neivert>: On the Aromatics side, what were operating rates like and do you expect them to continue at that level into the third quarter, how’s the export market things that might bring it back. And then, sort of, connected to that is if pricing - if costs, propylene benzene costs stay about where they ended the second quarter, how would you expect - would you expect the FIFO impact in the third quarter to be positive or negative. I am not trying to quantify the number but just is it a positive number or a negative number if we sort of hold things flat from the end of the quarter forward.

<A>: So Aromatics, I guess as a general comment, rates were a bit, I’ll say softened by the export disconnect that’s there now. We really don’t have a huge market for phenol from North America to other parts of the world. So that’s tempered it, if you look at say earlier this year or last year in some periods, but relative to cumene, it’s a bit higher in general just because of the size of our plant, as much as anything else here in the U.S., so kind of a mixed bag. We don’t see a robust projection related to phenol and cumene in the way of a significant change that the operating rate’s probably going to stay in the same kind of zone as they’ve been for the past year, year and a half as a general comment.

<Q - Charles Neivert>: Okay. And then in, in terms of the, the cost structure with propylene and benzene, if again assuming they stayed about where they were at the end of the quarter, is there an expectation one way or the other as to what the FIFO adjustment would be just positive negative that opposed to an absolute value.

<A>: Well I think if it stays at the same level it was at the end of the quarter then kind of by definition it would have no impact in the third quarter. The third quarter was - it would have no impact going forward in the third quarter. In the second quarter, it was really they, the propylene that had a significant drop-off compared to - back to the first quarter. That was the big driver resulting in the significant inventory holding loss.

<Q - Charles Neivert>: And so if it goes flat at the low level versus — okay.

<A>: Yeah. Then it would just have no impact in the third quarter.

<A>: Yeah. And benzene you know, on the benzene side I think most of that run up occurred after the first quarter and second quarter, so assuming that it already had started turning back down that, sort of, tempers that.

<Q - Charles Neivert>: Got it. Okay. I think that’ll do it for today. Thank you.

<A>: Okay.

<A>: Thanks, Charles.

Operator:

Your next question is from Gregg Goodnight - UBS.

<Q - Gregg Goodnight>: Good morning, gentleman.

<A>: Good morning, Gregg.

<Q - Gregg Goodnight>: Hi. A lot of my questions have been asked. But I wanted to explore a little bit in terms of your view for ECU margins going on out in the future. I guess a lot of this depends upon the oil to gas price ratio. But I mean what is your view? Do you think U.S. ECU margins will stay elevated from here on out or are they eventually going to normalize back as all the gas perhaps normalizes back in the distant future?

<A>: If you’re looking out at the longer term I don’t know when that normalization will occur. I guess the expectation is we have a pretty good run of time here where oil and gas, favors natural gas, the ratio, anyway. So if you that believe that expectation in those forecasts that are out there, then my thinking would be that that would provide some firmness to the ECUs relative to some times in the past. Certainly if you look to near-term there was some expectation that the ECU by the forecasters was going to drop off a bit here later this year and maybe end of next year. So where the numbers are going right now is kind of counter to that for the rest of this year. I don’t know that anybody has really studied the next year effect but I think in general and this is one of the things that we feel good about is the ECU should be pretty firm with this oil and gas ratio where it is.

<Q - Gregg Goodnight>: Okay. Would you have a number for what you consider normalized ECU margins?

<A>: I wish I knew that exactly. But no, I think we’re into a zone where it’s kind of like the ethylene situation. The ethylene margins are different these days because of where the competitive situation is with the rest of the world and it’s hard to peg what normalized is there. I think the same thing applies to chlor-alkali although it’s probably a different level and a better level than where we’ve been years ago.

<Q - Gregg Goodnight>: Okay. In terms of 2013 ECU margins with the new capacity, do you think they’ll be somewhat down from 2012 or do you think there’s a good chance that they might be flat?

<A>: It’s a little early to call. The traditional thinking is that those kind of capacity additions do negatively impact some margins as the contracts are signed and they’ve put it into the market in various locations. But there is a fairly decent sized global opportunity versus the cost of other producing parts of the world when you look at costing being based on natural gas, too. So it depends upon how that’s approached by those players and it’s hard for me to predict that at this point in time. I think it could go either way.

<Q - Gregg Goodnight>: Okay. Could I sneak in one last question please?

<A>: Sure.

<Q - Gregg Goodnight>: Okay. In terms of your value you’re obtaining on the PPG commodity it seems like some of that would be tied to opportunities - down stream opportunities perhaps partnering up with other folks. Could you just describe your inclination to take advantage of this - of the potential demand for ethylene and your thoughts in terms of partnering up in terms of down-stream opportunities?

<A>: You’re talking about ethylene in particular?

<Q - Gregg Goodnight>: Yes.

<A>: Okay. Yes we really haven’t changed our philosophy from the way we’ve described it before. We certainly will be a larger supplier, excuse me - a larger consumer as we join the two companies and from our position that looks like a good opportunity for someone in the ethylene industry to join up with us because we bring the vinyl market plus we have the large demand of which we expect our operating rates to be pretty strong in the coming years. So as all of these crackers, as you know there’s lots of crackers out there announced. We’ll see how that plays out. But that’s our objective is to partner at least for a percentage. I think half and half would be okay. Half being some sort of a relationship and half market, because I believe there’s going to be plenty of ethylene out there few years down the road.

<Q - Gregg Goodnight>: Okay. Hey, thanks for that color.

<A>: Sure.

Operator:

Your next question is from the line of Christopher Butler - Sidoti and Company.

<Q - Chris Butler>: Hi. Good morning, guys.

<A>: Good morning, Chris.

<Q - Chris Butler>: The maintenance outage that you experienced in the second quarter, you sort of held to your forecast of about 35 million. Can you quantify what the outage in the second quarter 2011 was? You said it was close; can you give us a number there?

<A>: Yeah. It was, I think it was nearly 30 million. I don’t have that number right before me, but it was definitely a bit less than the outage in the second quarter of 2012, Chris. I think, it was upper 20s, close to 30 as I recall.

<Q - Chris Butler>: Now, if we’re looking at your first half results in chlorovinyls and adding back the losses from the outages, we’re looking at operating income that’s pretty flat year-over-year. Am I understanding you had ethylene contracts that stepped up, but you should also be benefiting from caustic soda price increases and some better demand? Could you give us a sense on what’s occurring or not occurring that you’re not seeing better growth in the first half of the year?

<A>: Yeah. I guess, my point of view there’s so many moving parts with the outages and the different things we did to work our way through those, it’s tough to say what’s the key impact there. We certainly had more maintenance costs this year than last year. So, if you put that into the equation, I mean, maybe that explains some of it. But as you look at the ECUs, it would seem that we - if you’re looking at the second quarter-to-second quarter comparison. Maybe, I’m not sure they’retotally up. They might be even a bit down, all things considered from last year. So, they have to go back and do a more clear-cut analysis of what you’re looking at there for the year.

<Q - Chris Butler>: Okay. And just looking at the corporate expense line. If we adjusted out say, the 7 million there, a little bit higher than where you’ve been in the previous quarters but pretty similar to second quarter, last year. Is there anything else in that second quarter number that is not necessarily unusual, but pushing it up that shouldn’t occur in the back half of the year?

<A>: I mean, the stock compensation expense item that I mentioned, not all of that’s in corporate, but a fair chunk of that is in the corporate area.

<Q - Chris Butler>: That was what I figured. I appreciate your time.

<A>: Sure.

Operator:

Your next question comes from the line of Bill Young.

<Q>: Good morning. Could you give a little bit of experience here. PVC prices, how much do they actually drop in the commodity grades in the first half, and what do you look for the second half? I think you’re looking for some increase, this is just domestic.

<A>: Yeah. On the PVC prices, I think there was a $0.05 drop and then a $0.02 drop and we had some pretty severe moves there in the second quarter. In terms of what we’re expecting for the rest of the year though, I expect a percentage of that to be recovered. There’s increase - a significant percentage I guess is the way I’ll put it. There was increases out there of at least $0.03 to $0.05. I think that the jury is still out and how that shakes out for a couple of months. But it’s one of those situations where we quickly ramp down and we’re quickly ramping back up and I attribute that partially to the fact that we’re in the middle of the year and there’s really not an opportunity to correct inventories for an extended period of time.

<Q>: Okay. Given the rise in natural gas, what does this mean for your margin trends, say first quarter, and then looking at the second half, I realize second quarter...

<A>: Yeah, the rise in natural gas. We’ve mentioned this before, but a dollar is roughly 25 to 28 million in total, however I would say there’s probably going to be a push to recover a chunk of that either via chlor-alkali or PVC and so somewhere in that chain a pretty significant percentage gets recovered.

<Q>: Okay, great. Thank you.

Operator:

Your next question is a follow-up from the line of Brian Maguire - Goldman Sachs.

<Q - Brian Maguire>: Yeah, guys. Just in the Aromatics business in the third quarter with the spike in benzene prices - spike in benzene prices in July and August we’ve heard some cumene producers have been taking their benzene allocation actually just reselling it into the spot market do your contracts give you any flexibility to do that or are you already pretty full out on your obligations there you won’t really be able to take advantage of that?

<A>: Yeah, we don’t play that much in the phenol Aromatics market just because it is so quickly moving from one direction to the other. So we try to have our volumes lined up with customer contracts, either via cumene and phenol, so we just don’t play that much in that area.

<Q - Brian Maguire>: Okay. And then do you have any update on the expected interest rate you might pay on the debt that the PPG commodity chemical business might be taking on to pay PPG?

<A>: No. I don’t think so at this point, Brian. I mean we do have - you’ve seen the rating agency reports I’m sure related to an upgrade from where we are in our current bonds that are outstanding the 500 million bonds are trading very well at 110 or whatever it is. So we would expect it to be a pretty good rate given market conditions right now. But we’ll just have to wait and see when we’re out in the market which would be is dependent on the timing for the closing of the transaction.

<Q - Brian Maguire>: Okay, thank you.

Operator:

Your next question is from the line of Richard O’Reilly.

<Q - Richard O’Reilly>: Good morning gentlemen. A question on the Aromatic business longer-term, do you view that as part of your core businesses post the PPG transaction?

<A>: Well, we’ve always stated that that’s certainly a smaller percentage of our business when you look at the total company. And it makes this transaction that we’re going to pursue here with PPG. It makes it a small — an even smaller percentage. So it’s an area where we’ll just continue to be opportunistic. The value of that business has increased over the last couple of years and we think there is room to run there. So we’ll just evaluate that from quarter-to-quarter, year-to-year.

<Q - Richard O’Reilly>: Okay, fine. Okay, good. Thank you, then.

<A>: Thanks.

Operator:

And at this time, we have no further questions in queue.

Martin Jarosick:

Thanks everyone for joining us today and we look forward to seeing you at various conferences and meetings and speaking again in November.

Operator:

Thank you for participating on today’s conference call. You may now disconnect.